UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                           AMERICAN BUSING CORPORATION
                           ---------------------------
                                (Name of Issuer)


                                  COMMON SHARES
                                  -------------
                         (Title of Class of Securities)

                                   024801 20 1
                                   -----------
                                 (CUSIP Number)

                                 Edmond Forister
                                 ---------------
                  4818 E. Estevan Road, Phoenix, Arizona, 85054
                             Telephone: 480-314-1126
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 14, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Edmond Forister

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A

     (b)  N/A

3.   SEC Use Only
.................................................................................

4.   Source of Funds (See Instructions)

     PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

6.   Citizenship or Place of Organization

     United States

Number of           7.   Sole Voting Power:  YES
Shares
Beneficially        8.   Shared Voting Power: NO
Owned by
Each                9.   Sole Dispositive Power: YES
Reporting
Person With         10.  Shared Dispositive Power: NO

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,500,000 Common Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

     N/A

13.  Percent of Class Represented by Amount in Row (11) 76.75%

14.  Type of Reporting Person (See Instructions)

     IN and HC

Item 1.   Security and Issuer
-----------------------------

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by American Busing Company, a Nevada corporation (the "Issuer"), whose principal executive offices were located at 23518 North 78th Street, Scottsdale, Arizona, 85255.


Item 2.   Identity and Background.
----------------------------------

This statement is filed by Mr. Edmond Forister, an individual person who is a citizen of the United States (the "Reporting Person") and whose address is 4818
E. Estevan Road, Phoenix, Arizona, 85054. The Reporting Person was President, CEO, CFO, Secretary, Treasurer and Director of the Issuer. Mr. Forister is no longer associated with the Issuer in any capacity.

Mr. Forister has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.   Source and Amount of Funds or Other Considerations.
-------------------------------------------------------------

On October 31, 2002, the Issuer accepted and executed a subscription agreement that sold 500,000 shares, having $0.001 par value per share, to Mr. Forister, at an offering price of $0.01 per share pursuant to Regulation D rule 506 of the Securities Act of 1933.

On November 12, 2002, the Issuer issued 8,000,000 shares, having $0.001 par value per share, to Mr. Forister, at an offering price of $0.0000012 per share for gross offering proceeds of $10 USD and other good and valuable consideration, pursuant to Regulation D Rule 506 of the Securities Act of 1933.


Item 4.   Purpose of Transaction
--------------------------------

On October 31, 2002, Mr. Forister, the Reporting Person, purchased the securities of the issuer because he desired to become a shareholder of the company. On November 12, Edmond Forister acquired an additional 8,000,000 shares of Common Stock of the Issuer to acquire control of the Issuer. Edmond Forister had caused the election of himself as the sole officer and director and the controlling shareholder of the issuer.

On January 16, 2004, Mr. Forister had his shares redeemed by the issuer pursuant to a Stock Purchase and Reorganization Agreement. Pursuant to the provisions of that Agreement, and the provisions of a Repurchase Agreement that closed on January 16, 2004, the Issuer purchased from Mr. Forister all 8,500,000 shares of Common Stock owned by him, for $21,250.

On January 16, 2004, Mr. Forister resigned from the board and from all offices he held with the company. A new Board was appointed and reported in the Issuer's 8-K filing on January 23, 2004. All other material changes were reported at this time.

The Company's shares are quoted on the Over-the-Counter Bullin Board under symbol "ABSC".


Item 5.   Interest in Securities of the Issuer.
-----------------------------------------------

As of the date of the Reporting Event, the Reporting Person beneficially owned 8,500,000 shares of the Issuer's stock, comprising approximately 76.9% of the shares common stock outstanding. The percentage used herein was calculated based upon the 11,050,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event.

The Reporting Person had sole voting and dispositive powers with respect to 8,500,000 shares of Common Stock which he owned.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
-------------------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

Change of Control and sale of Securities reported in Form 8-K January 23, 2003 and form 4.


Item 7.   Material to be Filed as Exhibits.
-------------------------------------------

Please see form 8-K filed on January 23, 2004 describing the repurchase of shares by the Issuer of Mr. Forister's shares.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2004


/s/ Edmond Forister
-------------------
Edmond Forister